

CharaChorder, LLC (the "Company")
a Georgia Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 and 2024

# TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: CharaChorder, LLC Management

We have reviewed the accompanying financial statements of CharaChorder, LLC (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

July 7, 2026


**CHARACHORDER, LLC**
**BALANCE SHEET**


| AS OF DECEMBER 31, | | 2025 | 2024 |
|---|---|---|---|
| **ASSETS** | | | |
| ***Current Assets:*** | | | |
| Cash and Cash Equivalents | $ | 50,807 | 273,625 |
| Accounts Receivable | | 7,349 | 4,656 |
| Inventory | | 47,000 | 54,600 |
| Other Current Assets | | 872 | 5,372 |
| ***Total Current Assets*** | | 106,028 | 338,253 |
| ***Non-Current Assets:*** | | | |
| Fixed Assets, net | $ | 12,087 | 28,848 |
| Intangible Assets, net | | 20,719 | 35,105 |
| Right of Use Asset | | 18,736 | 44,241 |
| ***Total Non-Current Assets*** | | 51,542 | 108,194 |
| **TOTAL ASSETS** | $ | 157,570 | 446,447 |
| | | | |
| **LIABILITIES AND EQUITY** | | | |
| ***Current Liabilities:*** | | | |
| Accounts Payable | $ | 97,145 | 24,133 |
| Line of Credit | | 116,409 | - |
| Deferred Revenue | | 106,852 | 607,566 |
| Operating Lease Liability- ST | | 18,354 | 25,219 |
| Other Current Liabilities | | 6,898 | 15,189 |
| ***Total Current Liabilities*** | $ | 345,658 | 672,107 |
| ***Non-Current Liability:*** | | | |
| Operating Lease Liability- LT | | - | 18,354 |
| ***Total Non-Current Liability*** | $ | - | 18,354 |
| ***TOTAL LIABILITIES*** | | 345,658 | 690,461 |
| **EQUITY** | | | |
| Member's Capital | $ | 625,375 | 565,375 |
| Accumulated Deficit | | (813,463) | (809,389) |
| ***TOTAL EQUITY*** | $ | (188,088) | (244,014) |
| **TOTAL LIABILITIES AND EQUITY** | $ | 157,570 | 446,447 |


See Accompanying Notes to these Unaudited Financial Statements


**CHARACHORDER, LLC**
**STATEMENTS OF OPERATIONS**

| YEAR ENDED DECEMBER 31, | | 2025 | 2024 |
|---|---|---|---|
| **Revenues** | | | |
| **Net Sales** | $ | 837,146 | 322,882 |
| **Cost of Goods Sold** | | (333,189) | (305,736) |
| **Gross Profit** | $ | **503,957** | **17,146** |
| | | | |
| **Operating Expenses** | | | |
| Payroll | $ | 234,236 | 239,509 |
| Advertising and Marketing | | 9,112 | 98,233 |
| Research and Development | | 18,527 | 24,674 |
| General and Administrative | | 240,892 | 78,826 |
| Operating Lease Expense | | 29,073 | 29,073 |
| Amortization Expense | | 15,676 | 15,603 |
| *Total Operating Expenses* | | **547,516** | **485,918** |
| *Total Loss from Operations* | $ | **(43,559)** | **(468,772)** |
| *Other Income (Expense)* | | | |
| Other Income | $ | 51,933 | 923 |
| Interest Expense | | (11,644) | (1,093) |
| Other Expense | | (804) | (1,303) |
| *Total Other Income (Expense)* | | **39,485** | **(1,473)** |
| *Net Loss* | $ | **(4,074)** | **(470,245)** |

See Accompanying Notes to these Unaudited Financial Statements

# CHARACHORDER, LLC
## STATEMENTS OF CHANGES IN MEMBERS' EQUITY

| | Members' Capital | | Accumulated | Total Members' |
| | Units | $ Amount | Deficit | Equity |
|---|---|---|---|---|
| Beginning balance at 1/1/24 | 902,815 | 534,595 | (308,363) | 226,232 |
| Contribution | 13,160 | 30,780 | - | 30,780 |
| Distribution | - | - | - | - |
| Prior Period Adjustment | - | - | (30,781) | (30,781) |
| Net Loss | - | - | (470,245) | (470,245) |
| Ending balance at 12/31/24 | 915,975 | 565,375 | (809,389) | (244,014) |
| Contribution | - | 60,000 | - | 60,000 |
| Distribution | - | - | - | |
| Net Loss | - | - | (4,074) | (4,074) |
| Ending balance at 12/31/25 | 915,975 | 625,375 | (813,463) | (188,088) |

See Accompanying Notes to these Unaudited Financial Statements

**CHARACHORDER LLC**
**STATEMENTS OF CASH FLOWS**

| YEAR ENDED DECEMBER 31, | | 2025 | 2024 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net Loss | $ | (4,074) | (470,245) |
| Adjustments to reconcile Net Loss to Net Cash provided by (used in) operations: | | | |
| Depreciation and Amortization | | 32,437 | 32,410 |
| Prior Period Adjustment | | - | (30,781) |
| *(Increase) Decrease in:* | | | |
| Accounts Receivable | | (2,693) | (2,297) |
| Inventory | | 7,600 | 56,537 |
| Other Current Assets | | 4,500 | (333) |
| *Increase (Decrease) in:* | | | |
| Accounts Payable | | 73,012 | (19,657) |
| Deferred Revenue | | (500,714) | 590,584 |
| Other Current Liabilities | | (8,291) | (798) |
| Lease Liability | | 286 | (1,009) |
| *Total Adjustments to reconcile Net Loss to Net Cash provided by (used in) operations:* | | (393,863) | 624,656 |
| *Net Cash provided by (used in) Operating Activities* | $ | (397,937) | 154,411 |
| **INVESTING ACTIVITIES** | | | |
| Acquisition of Intangible Assets | | (1,290) | (4,010) |
| *Net Cash used in Investing Activities* | $ | (1,290) | (4,011) |
| **FINANCING ACTIVITIES** | | | |
| Line of Credit | $ | 116,409 | - |
| Member's Capital | | 60,000 | 30,780 |
| *Net Cash provided by Financing Activities* | $ | 176,409 | 30,780 |
| Cash at the beginning of period | | 273,625 | 92,445 |
| Net Cash increase (decrease) for period | $ | (222,818) | 181,180 |
| Cash at end of period | $ | 50,807 | 273,625 |

Supplemental Disclosures of Cash Flow Information:

| | | | |
|---|---|---|---|
| Cash paid during the year for: | | | |
| Interest | | 11,644 | 1,093 |
| Income taxes | | - | - |

See Accompanying Notes to these Unaudited Financial Statements

CharaChorder, LLC
Notes to the Unaudited Financial Statements
December 31$^{st}$, 2025 and December 31, 2024

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## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

CharaChorder, LLC (the "Company") is a Georgia limited liability company formed on July 5, 2019. The Company is engaged in the design, development, manufacture, and sale of computer input hardware, including the CharaChorder family of chorded keyboards, together with related accessories, software, and other peripheral products.

The Company's headquarters and principal operations, including product development, engineering, marketing, and customer support, are located in Texas, United States, while manufacturing is coordinated through a combination of domestic and international suppliers. The Company primarily serves individual consumers in the United States, with additional international sales through its e-commerce channels, as well as limited business-to-business customers.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2025 and 2024, management is not aware of any significant concentrations or uncertainties, other than those disclosed above, that are expected to have a material adverse effect on the Company's ability to continue its operations or meet its obligations.

Credit Policies and Concentrations

As the majority of the Company's customers pay at the time of purchase through online payment processors and other direct payment methods, accounts receivable are generally limited. Any outstanding receivables primarily relate to payment processor settlements or limited business-to-business sales, for which credit terms are typically net 30 days or less. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of accounts receivable as of December 31, 2025 and 2024. The Company's accounts receivable have been pledged as collateral under the secured line of credit described in Note 5.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include recurring operating losses incurred during the years ended December 31, 2024, and 2025, and the expectation that the Company may continue to incur losses as it grows its operation. Management has evaluated these conditions and believes that its plans are intended to mitigate the substantial doubt. Such plans include increasing revenue through continued product sales, fulfillment of customer demand, and new product launches; maintaining disciplined cost management; improving working capital management; and obtaining additional financing through external sources, including planned equity financing activities. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

CharaChorder, LLC
Notes to the Unaudited Financial Statements
December 31<sup>st</sup>, 2025 and December 31, 2024

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## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $50,807 and $273,625 in cash as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

_____

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company's accounts receivable as of December 31, 2025 and 2024 consisted of the following:

| Description | 2025 | 2024 |
|---|---|---|
| Trade Accounts Receivable | 7,349 | 4,656 |
| Less: Allowance for Doubtful Accounts | - | - |
| **Totals** | **7,349** | **4,656** |

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. As the majority of the Company's customers pay at the time of purchase, accounts receivable are generally limited and primarily represent short-term outstanding balances. Accordingly, no allowance for doubtful accounts was considered necessary as of December 31, 2025 and 2024, as management believes substantially all outstanding receivables are collectible.

Inventory

Inventory consisted primarily of raw materials, work-in-process, inventory in transit, and finished goods. Inventory costs are derived from supplier invoices, manufacturing costs, and historical acquisition costs. Cost of goods sold is recognized using the weighted-average cost method. Inventory consists of raw materials, components, machined parts, and finished goods used in the production and sale of the Company's products.

Management periodically reviews inventory quantities on hand and evaluates inventory for obsolete, damaged, excess, or otherwise unusable items. Based on these reviews, inventory is written down to its estimated net realizable value when necessary. The Company's inventory as of December 31, 2025 and 2024 was composed of the following:

| Classification | 2025 | 2024 |
|---|---|---|
| Raw Materials | 15,000 | 20,000 |
| Work-in-Process | 5,000 | 3,000 |
| Finished Goods | 27,000 | 31,600 |
| **Total Inventory** | **$47,000** | **$54,600** |

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Depreciation expenses totaled $16,761 and $16,807 for the years ended December 31, 2025 and 2024, respectively. The depreciation expense is included in the cost of goods sold because it relates primarily to manufacturing equipment used in the production of the Company's products.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying

_____

value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is shown below.

| Property Type | Useful Life in Years | 2025 | 2024 |
|---|---|---|---|
| Equipment | 5 | 46,811 | 46,811 |
| Vehicle | 5 | 35,845 | 35,845 |
| Less Accumulated Depreciation | | (70,569) | (53,808) |
| **Totals** | | **12,087** | **28,848** |

## Intangible Assets

The Company accounts for intangible assets in accordance with Accounting Standards Codification ("ASC") 350, *Intangibles—Goodwill and Other*. Intangible assets with finite useful lives are recorded at cost and amortized using the straight-line method over their estimated useful lives.

The Company's intangible assets consist primarily of software development costs related to proprietary firmware, software, and applications that support the functionality and user experience of its CharaChorder products. The Company also owns patents, trademarks, and other intellectual property associated with its proprietary keyboard technology, product designs, and brand, which provide legal protection for its products and support its commercial operations.

Management reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Based on management's assessment, no impairment losses were recognized for the years ended December 31, 2025 and 2024.

The Company's intangible assets as of December 31 consisted of the following:

| Property Type | Useful Life in Years | 2025 | 2024 |
|---|---|---|---|
| Software Development | 4 | 52,075 | 52,075 |
| Patents, Trademark, and Intellectual Property | 15 | 36,959 | 35,669 |
| Less Accumulated Amortization | | (68,315) | (52,639) |
| **Totals** | | **20,719** | **35,105** |

## Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

_____

The Company generates revenue primarily from the sale of computer input hardware products, including CharaChorder keyboards, related accessories, and other peripheral products through direct-to-consumer e-commerce channels, crowdfunding campaigns, pre-orders, and limited business-to-business sales. Customers generally remit payment at the time of purchase or order placement.

The Company's primary performance obligation is the delivery of the ordered products. Revenue is recognized at a point in time when control of the products transfers to the customer, which generally occurs upon shipment or delivery, depending on the applicable shipping terms.

Amounts collected from customers prior to satisfying the related performance obligations are recorded as deferred revenue. Deferred revenue was $106,852 and $607,566 as of December 31, 2025 and 2024, respectively. The significant decrease during 2025 primarily reflects the fulfillment, refund, or other resolution of customer pre-orders, resulting in the recognition of revenue as the related performance obligations were satisfied.

Coincident with revenue recognition, the Company records the related cost of products sold and reduces the associated inventory balance.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist primarily of Shopify fulfillment expenses, outsourced sales staffing, professional fees, office and administrative expenses, utilities, insurance, software subscriptions, and other miscellaneous corporate overhead expenses.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Riley Keen, Chief Executive Officer and majority-interest member, received compensation of $76,839 and $89,381 during the years ended December 31, 2025 and 2024, respectively.

Monica Keen, wife of Riley Keen and Chief Financial Officer, received compensation of $36,537 and $52,187 during the years ended December 31, 2025 and 2024, respectively.

CharaChorder, LLC
Notes to the Unaudited Financial Statements
December 31$^{st}$, 2025 and December 31, 2024

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## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases office and warehouse space located at 207 King Rd., Suite 203, Frisco, Texas, under a commercial lease agreement accounted for as an operating lease in accordance with ASC 842. The lease commenced on March 1, 2022, with an original term ending February 28, 2025, and in October 2024 the Company executed an amendment to extend the lease term by 18 months, resulting in a revised expiration date of August 31, 2026.

Beginning March 1, 2025, the lease requires fixed monthly base rent of 2,375 dollars, plus the Company's proportionate share of common area maintenance charges, real estate taxes, insurance, utilities, and other operating costs, which are treated as variable lease payments. Variable lease payments are expensed as incurred and are not included in the measurement of the lease liability.

Because the rate implicit in the lease could not be readily determined, the Company estimated an incremental borrowing rate of 12% percent to measure the lease liability and corresponding right-of-use asset. The incremental borrowing rate reflects a collateralized borrowing rate commensurate with the lease term and the Company's credit and economic characteristics, consistent with the requirements of ASC 842.

The following summarizes the Company's operating lease information as of and for the year ended December 31, 2025:

|  | 2025 |
|---|---|
| **Lease expense** | |
| Operating lease expense | 29,073 |
| **Total** | 29,073 |
| | |
| **Other Information** | |
| Operating cash flows from operating leases | 28,788 |
| ROU assets obtained in exchange for new operating lease liabilities | - |
| Weighted-average remaining lease term in years for operating leases | 0.7 |
| Weighted-average discount rate for operating leases | 12% |

| **Maturity Analysis** | | Operating |
|---|---|---|
| | 2026-12 | 19,000 |
| | 2027-12 | - |
| | 2028-12 | - |
| | 2029-12 | - |
| | 2030-12 | - |
| | Thereafter | - |
| Total undiscounted cash flows | | 19,000 |
| Less: present value discount | | (646) |
| Total lease liabilities | | 18,354 |

CharaChorder, LLC
Notes to the Unaudited Financial Statements
December 31$^{st}$, 2025 and December 31, 2024

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## NOTE 5 – LIABILITIES AND DEBT

**Line of Credit** - On September 9, 2024, the Company entered into a Business Line of Credit and Security Agreement with JPMorgan Chase Bank, N.A., providing for a revolving line of credit with a maximum borrowing capacity of $120,000. Borrowings bear interest at the Prime Rate plus 3.10% per annum. During the availability period, monthly payments are generally equal to the greater of $100 or accrued interest plus 1% of the outstanding principal balance. After the final availability date, monthly payments increase to the greater of $250 or accrued interest plus 1/60 of the outstanding principal balance. The credit facility remains available until the earlier of the fifth anniversary of the agreement or the date the lender elects to discontinue further advances in accordance with the agreement.

The line of credit is secured by substantially all of the Company's assets, including inventory, equipment, accounts receivable, deposit accounts, and general intangibles. As of December 31, 2025, the outstanding balance under the line of credit was $116,409, which is classified as a current liability in the accompanying balance sheet because the lender may, at its discretion, discontinue further advances and the Company does not have an unconditional right to defer repayment of outstanding borrowings for at least twelve months after the balance sheet date, the outstanding balance is classified as a current liability in accordance with U.S. GAAP.

## NOTE 6 – EQUITY

The Company is organized as a Georgia limited liability company in which ownership is represented by membership units that convey the members' ownership rights and interests in accordance with the Company's Operating Agreement. As of December 31, 2025 and 2024, the Company's membership interests consisted of the following:

| Member | Class of Units | Number of Units | Ownership % |
|---|---|---|---|
| Riley Keen | Class A (voting) | 498,847 | 50% |
| Others | Class A (voting) | 417,128 | 50% |

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 7, 2026, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through that date and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

Subsequent to December 31, 2025, the ownership interests of CharaChorder, LLC were acquired by Spur Haptics, Inc., a Delaware corporation formed on April 24, 2026, and as a result CharaChorder, LLC became a wholly owned subsidiary of Spur Haptics, Inc. CharaChorder, LLC continues to exist as a separate legal entity following the transaction. Because this transaction occurred after December 31, 2025, it did not affect the Company's financial position, results of operations, changes in members' equity, or cash flows for the year ended December 31, 2025. The effects of this transaction, if any, will be reflected in the Company's financial statements in the period in which the transaction was completed.